EXHIBIT 12.2

Computation of Earnings to Combined Fixed Charges and Preferred Stock Dividends

The following table sets forth HomeBanc Corp.’s consolidated ratios of earnings to combined fixed charges and preferred stock dividends for the periods shown:

	For the Years Ended December 31,
	2006	2005	2004	2003	2002
	(Dollars in thousands)
Fixed Charges
Interest expense	$302,357	$180,219	$48,777	$17,387	$14,579
Capitalized interest expense	1,520	253	—	—	—
Rental expense interest (1)	4,144	3,805	3,533	3,028	2,605

Total	308,021	184,277	52,310	20,415	17,184
Preferred Stock Dividends	4,500	—	—	—	—

Total Fixed Charges and Preferred Stock Dividends	$312,521	$184,277	$52,310	$20,415	$17,184

Earnings
Pre-tax (loss) income	$(6,413)	$(23,498)	$(66,610)	$13,389	$15,094
Income from equity investees	(1,044)	(846)	(420)	(168)	—
Fixed charges and preferred stock dividends	312,521	184,277	52,310	20,415	17,184
Amortization of capitalized interest	—	—	—	—	—
Minority interest	202	312	165	68	—

Total	$305,266	$160,245	$(14,555)	$33,704	$32,278

Ratio	0.98	0.87	(0.28)	1.65	1.88

Deficiency	$7,255	$24,032	$66,865	$—	$—

(1)	Those portions of rental expense that are representative of interest cost.